             Purchase, Redemption and Transfer Procedures and Method of Computing Adjustments on Payments and Account Value

                  Massachusetts Mutual Life Insurance Company &
                      MML Bay State Life Insurance Company
                      ------------------------------------

This document sets forth, as required by Rule 6e-3 (T) (b) (12) (ii) adopted pursuant to the Investment Company Act of 1940, as amended, the administrative procedures that will be followed by Massachusetts Mutual Life Insurance Company ("MassMutual") and MML Bay State Life Insurance Company ("MML Bay State") (collectively and individually MassMutual and MML Bay State are referred to as the "Company") in connection with the issuance of the Policy described in this Registration Statement, the transfer of assets held thereunder, and the redemption by Policyowners of their interests in the Policy.

1. "Public Offering Price": Purchase and Related Transactions
-------------------------------------------------------------

Set forth below is a summary of the principal Policy provisions and administrative procedures which might be deemed to constitute, either directly or indirectly, a "purchase" transaction. The summary shows that, because of the insurance nature of the Policy, the procedures involved necessarily differ in certain significant respects from the purchase procedures for mutual funds and other contractual plans.

       a.  Premiums Schedules
       The Company requires a Policyowner to pay a minimum initial premium at the time of the application, or at any time before delivery of the Policy. The minimum initial premium for a Policy depends on the Selected Face Amount of the Policy, riders attached to the Policy, the Insured's sex, rating class, attained age and death benefit option selected, as well as the planned frequency of premium payments selected by the Insured. In some cases it may also depend on the total first monthly deductions under the Policy. A Policyowner may make additional premium payments at any time before the death of the Insured while the Policy is still in force, but such payments cannot be less than $10.00. The maximum premium which may be paid in any Policy Year without evidence of insurability is the greater of: (1) the largest premium which will not increase the net amount at risk under the Policy; (2) twice the Policy's cutoff minimum initial annual premium plus $100.00; (3) the annual premium paid in the preceding Policy Year; and (4) if attached, the Death Benefit Guarantee rider's minimum annual premium. At the time of application, the Policyowner also selects a payment frequency (annual, semiannual, quarterly, or monthly). The Policyowner may change the amount and the frequency of planned premiums at any time by sending written notice to the Company's Administrative Office.

       A Policyowner may elect to pay premiums by means of a pre-authorized check procedure called MassMutual Monthly ("Triple M"). Under Triple M, premium payments are deducted automatically on a monthly basis from a designated bank account. A Policyowner does not receive a "bill" for these payments, and confirmation of payments is provided in the Policy's quarterly report.

       The amount and frequency of any additional premium payments will affect the Policy's Account Value and may ultimately affect the amount of the Death Benefit and the period that the Policy will remain in force. The policies will be offered and sold pursuant to established underwriting standards and in accordance with state insurance laws. State insurance laws prohibit unfair discrimination among Insureds, but recognize that mortality charges must be based upon factors such as attained age, sex, health and smoker status, and occupation.

       b.  Underwriting Standards
       Upon receipt of a completed application, the Company will follow certain insurance underwriting (i.e., evaluation of risks) procedures designed to determine whether the applicant is insurable. This process may involve verification procedures, such as medical examinations, and may require that further information be provided by the proposed Insured before an underwriting determination can be made. Depending on the results of this underwriting review, an Insured will be assigned one of four rating classifications: preferred non-smoker, standard non-smoker, standard smoker or substandard. The rating classifications assigned will impact the mortality and risk charges assessed against a Policy. A Policy will not be issued until this underwriting procedure has been completed.

       c. Application and Initial Premium Processing
       The Policy Date is the starting point for determining Policy Anniversary Dates, Policy Years, and Monthly Calculation Dates. If a premium is paid with an application, the Policy Date is the date we receive a completed
       Part 1 of the Application. If no premium is paid with the application, the Policy Date is the date on which the underwriter approves the application and releases the Policy for issue.

       The Register Date is the Policy Date, the day we receive the first premium under the Policy and the day the Company receives a Part 1 of the Application in good order, provided such funds and application are in good order and are received on a given business day by the time the New York Stock Exchange closes, normally 4:00 PM EST. If receipt is after such time, the Register Date will be the next business day. "Good order" requires that Part 1 of the Application is completed, a suitability review and approval has occurred, all licensing issues are resolved, all owner and insured information is furnished, and all signatures are obtained. On the Register Date, The Company will allocate Net Premiums equaling the premium paid less certain deductions to the Guaranteed Principal Account and/or the Division(s) in accordance with the Policyowner's instructions in the application. Subsequent premium payments received in good order on a given business day by the time the New York Stock Exchange closes, normally 4:00 PM EST, will be processed on a "same day" basis. If receipt, however, is after such time, the subsequent premium payment will be credited on the next business day. Allocation instructions can be changed prospectively, but allocations must be in whole percentage points.

       d. Insurance Coverage
       Subject to certain limitations, temporary life insurance becomes effective as of the date the Temporary Life Insurance Receipt is completed and signed by the Insured. Temporary life insurance coverage continues to, but not including, the earliest of: (1) the date 60 days after the date the temporary life insurance became effective; (2) the date the life insurance applied for is approved; (3) the date a policy, other than as applied for, is presented to the applicant for acceptance or rejection; (4) if the application is rejected, the date the Company mails the notice of rejection and refunds the payment made; and (5) the date the premium payer requests from the Company a refund of the amount under this receipt. Insurance coverage begins under the Policy when a completed application has been submitted, the applicant has been judged to be insurable, the policy has been approved and the initial premium has been paid. This usually corresponds either with the Policy Date or the date the Policy is delivered.

       e. Free Look Provision
       A Policyowner may cancel the Policy within 10 days (or longer if required by applicable state law) after the Policyowner receives it, or 10 days after the Company mails or delivers a written notice of withdrawal right to the Policyowner, or within 45 days after signing Part 1 of the Application, whichever is latest. Increases in the Policy's Selected Face Amount may be canceled subject to the same time limitations.

       The Policyowner should mail or deliver the Policy and the Policy Delivery Receipt either to the Company's Home Office or to the agent who sold the Policy, or to one of our agency offices. The Company will refund an amount equal to the sum of: (1) the difference between the premiums paid and the amounts allocated to any Division(s) and the Guaranteed Principal Account ("GPA") under the Policy; (2) the total amount of Monthly Deductions made and any other charges imposed on amounts allocated to the Division(s) or the GPA; and (3) the value of amounts allocated to the Division(s) or the GPA on the date we receive the returned Policy. The Policy will then be deemed void from the beginning. For canceled increases in the Selected Face Amount, the refund will equal: (1) the difference between the premiums paid attributable to the increase and the amounts allocated to any division(s) and the GPA under the Policy; (2) the total amount of monthly deductions and any other charges imposed on amounts attributable to the increase allocated to the Division(s) and the GPA; and (3) the value on the day we receive the returned Policy of any amounts attributable to the increase allocated to the Division(s) or the GPA. If state law does not authorize the calculations above, the refund will equal the total of all premiums paid for the Policy or increase, reduced by any amounts borrowed or withdrawn.

       f. Repayment of Indebtedness
       A loan made under the Policy will bear interest at the rate of 6% per year, or the Policyowner may select (in all jurisdictions except Arkansas) an adjustable loan rate. Under the adjustable loan rate, the Company each year will set the rate that will apply for the next Policy Year. The maximum rate is based on the monthly average of the composite yield on seasoned corporate bonds as published by Moody's Investors Service or, if it is no longer published, a substantially similar average. The maximum rate is the published monthly average for the calendar month ending two months before the Policy Year begins, or 4%, whichever is higher. If the maximum limit is not at least 1/2% higher than the rate in effect for the previous year, we will not increase the rate. If the maximum limit is at least 1/2% lower than the rate in effect for the previous year, we will decrease the rate.

       Interest accrues daily and becomes part of the Policy Debt as it accrues. It is due on each Policy Anniversary. If not paid when due, the interest will be added to the Policy Debt and will itself bear interest at the same rate. If the Policy Debt exceeds the Account Value less surrender charges, we may terminate the Policy. Prior to termination we must notify the Policyowner in writing of the amount necessary to bring the Policy Debt back within the limit. If we do not receive payment within 61 days after the due date, or if later, 30 days after we send notice, the Policy will terminate.

       Any Policy Debt may be repaid in full or in part at any time while the Insured is living and the Policy is in force. Any loan repayment will first be allocated to the GPA until the Policyowner has repaid all loan amounts that originated from the GPA. Any additional loan repayments will be allocated according to the premium allocation factors in effect. Any outstanding Policy Debt will be deducted from any amount payable from a full surrender or upon the death of the Insured. Any loan repayments will first be allocated to repay the first policy loan in its entirety, and then the second policy loan in its entirety, etc.

       A Policy loan affects the Policy since the Death Benefit and Cash Value under a Policy are reduced by the amount of the loan. Repayment of the loan increases the Death Benefit and Cash Surrender Value under the Policy by the amount of the repayment. Surrender of a Policy with outstanding Policy Debt may have tax consequences.

       g. Correction of Misstatement of Age or Sex
       If the Company discovers that the age or sex of the Insured has been misstated, the Company will adjust future monthly deductions. If the Company discovers after the death of the Insured that the age or sex of the Insured has been misstated, the Company will adjust the Death Benefit to that which would have been purchased by the most recent monthly mortality charge for the true age or sex.

2. Redemption Procedures: Surrenders and Related Transactions
-------------------------------------------------------------

This section outlines those procedures which might be deemed to constitute redemptions under the Policy. These procedures differ in certain significant respects from the redemption procedures for mutual funds and other contractual plans.

       a. Account Values
       At any time before the death of the Insured, the Policyowner may surrender the Policy and receive the Cash Surrender Value. This value is equal to the Account Value on the Valuation Date on which the surrender request was received in good order, less any surrender charges and Policy Debt. Surrenders generally will be processed within 7 calendar days of the receipt of a surrender request in good order. At no time, however, will the Cash Surrender Value be less than zero. In addition, after the first Policy Year, the Policyowner may, subject to certain restrictions, withdraw up to 75% of the Cash Surrender Value of the Policy. The minimum amount of a partial withdrawal is $100 (before deducting the withdrawal fee). The Company reserves the right to prohibit withdrawals that would cause the Selected Face Amount of the Policy to be reduced below $25,000. Withdrawals may be made at any time by sending a written request to the Company. The withdrawal amount attributable to a Division or the GPA may not exceed the non-loaned Account Value of the Division or the GPA. If Death Benefit Option 1 is in effect, the Company will reduce the Selected Face Amount by the amount of the withdrawal unless otherwise requested and satisfactory evidence of insurability is provided. A withdrawal fee is deducted from the amount withdrawn. The fee is equal to 2% of the amount withdrawn, but not more than $25.00. A Surrender Charge is not assessed for withdrawals. The amount withdrawn will be deducted from the Policy's Account Value at the end of the Valuation Date. Withdrawals may be made from the GPA or from any Division as the Policyowner directs. Surrenders and Withdrawals from the Separate Account will generally be processed within seven days of receipt of the written request./1/

       During the first 15 Policy Years and during the first 15 years following any requested increase in Selected Face Amount, a surrender charge may be assessed if the Policyowner surrenders the Policy or decreases the Policy's Selected Face Amount. The surrender charge is the sum of the surrender charges for the original Selected Face Amount and all increases in Selected Face Amount, and consists of an Administrative and a Sales Load component. The Administrative

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/1/Payment from the Separate Account may be postponed whenever: (i) the New York
Stock Exchange is closed for other than for customary week-end and holiday closings, or trading on the New York Stock Exchange is restricted as determined by the SEC; (ii) the SEC by order permits postponement for the protection of Policyowners; or (iii) an emergency exists, as determined by the SEC, as a result of which disposal of securities is not reasonably practicable or it is not reasonably practicable to determine the value of the Separate Account's net assets. Payments from the portion of the Account Value held in the GPA may be postponed for up to six months. Payments under the Policy of any amount paid to the Company by check may be postponed until such time as the check has cleared the Policyowner's bank.

       Surrender Charge component is equal to $5 for each $1,000 of Selected Face Amount. It remains level for the first five Policy Years, then grades down to zero over the next five Policy Years. This charge reimburses the Company for expenses incurred in issuing the Policy, such as processing the applications (including underwriting) and setting up computer records. It is not designed to produce a profit. The Sales Load Surrender Charge component is equal to 26% of the premiums paid in excess of one band but less than three bands. The surrender charge band is an amount based on the Selected Face Amount, and the Insured's Issue Age and sex as shown on the schedule page of the Policy. The Sales Load component remains level for the first 10 years, then grades down to zero over the next five Policy Years in accordance with the percentages set forth in the Policy. Surrender charges for an insurance segment are also deducted when insurance segments are canceled under a decrease in Selected Face Amount. Insurance segments are canceled on a last-purchased, first-surrendered basis. If only a portion of an insurance segment is canceled, a pro rata portion of the full surrender charge for the segment will be imposed.

       b. Benefit Claims
       As long as the Policy remains in force, the Company will pay a Death Benefit to the named Beneficiary(ies) in accordance with the designated settlement option, generally within seven days after the Company receives due proof of death of the Insured and verifies the validity of the claim. Payment of Death Benefits may, however, be postponed under certain circumstances./2/ In particular, during the first two Policy Years, during the first two years after an increase in Selected Face Amount, and in any other circumstances in which the Company may have a basis for contesting the claim, there can be a delay beyond the seven day period. All or part of the Death Benefit can be paid in cash or under one or more of the payment options set forth in the Policy.

       We will investigate most death claims arising within the two-year contestable period. Upon receiving the information from a completed investigation, we will generally make a determination within five days as to whether the claim should be authorized for payment. Payments will be made promptly after authorization. The amount of the death benefit is determined as of the date of the insured's death. The Company pays interest from the date of the insured's death at the Option D rate or, if greater, at a state mandated rate.

       c. Policy Loans
       At any time after the first Policy Year (or sooner if required by state law) the Policyowner may borrow under the Policy up to an amount equal to 90% (unless a greater amount is required by law) of the total of the Account Value at the time of the loan, less the then applicable surrender charge, less any outstanding Policy Debt. Written requests for a loan must be sent to the Administrative Offices in a form acceptable to the Company. The Policy must be properly assigned as collateral for the loan.

       The Policy Debt is equal to the amount of all loans under the Policy plus interest which accrues daily. Interest payments are due on each Policy Anniversary. If not paid when due, interest will be added to the Policy Debt and, as part of the loan, will bear interest on the same terms and will also be secured by Account Value in the GPA. If a loan is made and any of the Account Value is in the Separate Account, then moneys will be transferred from the Division(s) to the GPA on a pro rata basis. That portion of the Account Value held in the GPA to secure a loan will accrue interest at the policy loan interest rate less not more than 2%. This rate will not be less than the guaranteed interest rate, which is 3%. If the Policy Debt exceeds the Account Value less surrender charges, we may terminate the Policy. Prior to termination we must notify the Policyowner in writing of the amount necessary to bring the Policy Debt back within the limit. If we do not receive payment within 61 days after the due date, or if later, 30 days after we send notice the Policy will terminate.

       The Policy Debt will bear interest at the rate of 6% per year or the Policyowner may select (except in Arkansas) an adjustable loan rate. Under the adjustable loan rate, The Company each Policy Year will set the rate that will apply for the next year. The maximum rate is based on the monthly average of the composite yield on seasoned corporate bonds as published by Moody's Investors Service or, if it is no longer published, a substantially similar average. The maximum rate is the published monthly average for the calendar month ending two months before the Policy Year begins, or 4%, whichever is higher. If the maximum limit is not at least 1/2% higher than the rate in effect for the previous year, we will not increase the rate. If the maximum limit is at least 1/2% lower than the rate in effect for the previous year, we will decrease the rate.

       Any Policy Debt may be repaid in full or in part at any time while the Insured is living and the Policy is in force. Any loan repayment will first be allocated to the GPA until the Policyowner has repaid all loan amounts that originated from the GPA. Any additional loan repayments will be allocated according to the premium allocation factors in effect.

----------
/2/ Id.

       A Policy Loan, whether or nor repaid, will have a permanent effect on the Policyowner's Account Value to the extent that the investment results of the Division(s) or the rate of return on the funds in the GPA not securing a loan different from the rate credited on funds which secure a loan. The longer a loan is outstanding, the greater the effect is likely to be. The effect could be favorable or unfavorable. If the Division(s) or the GPA earn interest at a rate greater than the rate credited on funds which secure a loan, a Policyowner's Account Value will be less than it would have been had no loan been made. If the Division(s) earn interest at a rate less than the rate credited on funds which secure a loan, the Policyowner's Account Value will be greater than it would have been had no loan been made. A Policy Loan, whether repaid, can also have an effect on the Policy's Death Benefit during periods that an increase or decrease in Account Value will result in an increase or decrease in the Policy's Death Benefit.

       d. Policy Termination
       If the Account Value less any Policy Debt is not sufficient to pay certain monthly deductions under the Policy on the Monthly Calculation Date, the remaining Account Value will be applied and the Policy will terminate after a grace period of 61 days. The Policy will stay in force during the grace period. Notice of the amount required to continue the Policy in force will be mailed to the addressee of record at his last known address and, if required, to any assignee of record. If a sufficient payment is not received by the Company during the grace period, the Policy will terminate without value on the later of 61 days or 30 days after the notice is mailed. If a sufficient payment is received during the grace period, the payment will be allocated among the GPA and the Division(s) in accordance with the Policyowner's then current instructions.

       If the Insured dies during a grace period, the Death Benefit proceeds will be reduced by any due and unpaid monthly deductions to the date of death.

3.  Transfers
-------------

The Separate Account currently has eight divisions, each of which invests exclusively in shares of one of eight Funds of either the MML Series Investment Fund or the Oppenheimer Variable Account Funds (collectively the "Trusts"). The Trusts are open-end diversified management investment companies registered with the SEC. Transfer requests received in good order for transfers between divisions generally will be done on a "same day" basis.

Transfers from the GPA to the Separate Account may be made only once each Policy Year. Each such transfer may not exceed 25% of the Account Value (less any Policy Debt) in the GPA at the time of the transfer. If the Policyowner transfers 25% of funds allocated to the GPA to the Separate Account for three consecutive years, the Policyowner can transfer the remaining balance of the GPA to the Separate Account, but in calculating said amounts any new money in deposited to the GPA during the preceding three years, shall not be included in the last transfer. The Account Value in the GPA equal to any Policy Debt cannot be transferred to the Separate Account. Any transfer will take effect on the date we receive a written request, satisfactory to us, at our Principal Administrative Office.